UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-18F-1
                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

     Pursuant to the requirements of Rule 18F-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Wilmington and the State of Delaware on the 31st day of January, 2005.


                                        Signature: Hillview Investment Trust II



                                             By:     /s/ Joseph A. Bracken
                                                     Joseph A. Bracken
                                                     Treasurer of the Registrant

Attest:     /s/ Lisa Ploschke
            Lisa Ploschke
            Secretary of the Registrant